Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-112969 August 11, 2006

PS BUSINESS PARKS, INC.

DEPOSITARY SHARES EACH REPRESENTING 1/1000 OF A SHARE OF

7.375% CUMULATIVE PREFERRED STOCK, SERIES O

Final Term Sheet

Issuer: PS Business Parks, Inc. (PSB)

Security: Depositary Shares Each Representing 1/1000 Of A Share Of 7.375% Cumulative Preferred Stock, Series O

Size: 800,000 shares; liquidation preference of $20,000,000

Amount of Depositary Shares Representing Series O Preferred Stock Outstanding After This Offering: 3,800,000 shares; liquidation preference of $95,000,000

First Payment Date: The first dividend will be payable for the period ending on September 30, 2006

Type of Security: SEC Registered—Registration Statement No. (333-112969)

Public Offering Price: $25.00 per share (plus, for investors purchasing Depositary Shares for delivery on August 16, 2006, $0.29 per Depositary Share representing a portion of the accrued dividends from June 16, 2006)

Underwriting Discounts and Commissions: $0.7875 per share for Retail Orders; and $0.5000 per share for Institutional Orders; $400,000.00 total (assuming all institutional orders)

Proceeds to the Company, before expenses: $19,832,000 (assuming all institutional orders and including the payment of $0.29 per Depositary Share for accrued dividends referenced above)

Estimated Company Expenses: $30,000 before reimbursement of costs, other than underwriting discounts and commissions

Bookrunner: Wachovia Capital Markets, LLC

Underwriting:

Number of Shares
Wachovia Capital Markets, LLC	800,000
Total	800,000

Dividend Rights: 7.375% of the liquidation preference per annum; commencing with the period ending on September 30, 2006

Redemption: The shares may not redeemed until on or after June 16, 2011

Trade Date: August 11, 2006

Settlement Date: August 16, 2006 (T+3)

Delivery Date: August 16, 2006 (T+3)

Selling Concession: $0.50/share for Retail Orders; $0.30/share for Institutional Orders

Reallowance to other dealers: $0.45/share

CUSIP Number: 69360J750

ISIN Number: US69360J7506

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Securities toll-free at 1-800-326-5897.

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